40-33
Branch 18
811-03143
(Templeton Global Smaller Comp. Fund Inc.)

FRANKLIN TEMPLETON INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA DHL

04053688

November 1, 2004

PROCESSED
JAN 21 2005
THOMSON FINANCIAL

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filing for Franklin Templeton Investments Corp.

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, and on behalf of Franklin Templeton Investments Corp., we are enclosing a copy of a class action complaint filed by a shareholder in Quebec, Canada, entitled *Paul Huneault v. AGF Funds Inc., et al.* No. 500-06-000256-046. For convenience, we are also enclosing a translated copy of the complaint.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

PROCESSED
JAN 21 2005
THOMSON FINANCIAL

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 02 2004
185
WASH, D.C.

Enclosures

cc: Murray L. Simpson, Esq. (w/o encls.)
Barbara J. Green, Esq. (w/o encls.)

16739-1

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA DHL

November 1, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filing for Franklin Templeton Investments Corp.

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, and on behalf of Franklin Templeton Investments Corp., we are enclosing a copy of a class action complaint filed by a shareholder in Quebec, Canada, entitled *Paul Huneault v. AGF Funds Inc., et al.* No. 500-06-000256-046. For convenience, we are also enclosing a translated copy of the complaint.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

SEC MAIL PROCESSING SECTION RECEIVED NOV 0 2 2004 WASH. D.C. 185

Enclosures

cc: Murray L. Simpson, Esq. (w/o encls.)
Barbara J. Green, Esq. (w/o encls.)

16739-1

SIGNIFIÉ LE 27/10/4 à 9h45 HRS
ENTRE .... HUISSIER
DE L'ÉTUDE
PAQUETTE & ASSOCIÉS

No: 500-06-000256-046

COUR SUPÉRIEURE
DISTRICT DE MONTRÉAL

PAUL HUNEAULT

REQUÉRANT

-C-

FONDS AGF INC. & ALS.

INTIMÉES

REQUÊTE POUR AUTORISATION D'EXERCER UN RECOURS COLLECTIF (ARTICLES 1002 ET SUIVANTS C.P.C.)

SOCIÉTÉ DE PLACEMENTS FLANKLIN
1002, Sherbrooke ouest,
bureau 2020
Montréal (Québec) H3A 3L6

N/D: NP/Fonds BS0962

Me Normand Painchaud

SYLVESTRE CHARBONNEAU FAFARD
AVOCATS

(514) 937-2881
Fax: (514) 937-6529
www.scf.qc.ca

740, avenue Atwater
Montréal (Québec) H4C 2G9

CANADA

PROVINCE DE QUÉBEC
DISTRICT DE MONTRÉAL

NO: 500-06

COUR SUPÉRIEURE
(Recours collectifs)

PAUL HUNEAULT, résidant et domicilié au 5040, avenue Charlemagne à Montréal (Québec) H1X 3P3;

REQUÉRANT

-C-

FONDS AGF INC., personne morale dûment constituée et ayant une place d'affaires au Suite 3100, Toronto Dominion Bank Tower, Toronto (Ontario), M5K 1E9;

-ET-

FONDS AIC LIMITÉE, personne morale dûment constituée et ayant une place d'affaires au 1375, Kerns Road, Burlington, Ontario, L7R 4X8;

-ET-

FONDS MUTUELS CI INC., personne morale dûment constituée et ayant une place d'affaires au 151, Yonge Street, 11th Floor, CI Place Toronto, (Ontario), M5C 2W7;

-ET-

LES SERVICES INVESTORS LIMITÉE, personne morale dûment constituée et ayant une place d'affaires au 1501, McGill College Avenue, Suite 1488, dans les cité et district de Montréal, H3A 3M8;

-ET-

PLACEMENTS CIBC INC., personne morale dûment constituée et ayant une place d'affaires au 199, Bay Street, Cout West, 13th Floor, Toronto, (Ontario), M5L 1A2;

-ET-

SOCIÉTÉ DE PLACEMENTS FLANKLIN TEMPLETON, personne morale dûment constituée et ayant une place d'affaire au 1, Adelaide Street East Suite 2101, Toronto, (Ontario) M5C 3B8;

DÉFENDERESSES

REQUÊTE POUR AUTORISATION D'EXERCER UN RECOURS COLLECTIF (ARTICLES 1002 ET SS. C.P.C.)

À L'UN DES HONORABLES JUGES DE LA COUR SUPÉRIEURE, SIÉGEANT EN DIVISION DE PRATIQUE POUR ET DANS LE DISTRICT DE MONTRÉAL, VOTRE REQUÉRANT EXPOSE CE QUI SUIT:

1. **Le Requérant Paul Huneault demande l'autorisation d'exercer un recours collectif pour le compte des personnes faisant partie du groupe ci-après décrit dont il fait lui-même partie :**

"Toutes les personnes, physique ou morales (de moins de 50 employés pour le Québec) résidentes du Canada, à l'exception de la province de l'Ontario, qui ont été détentrices de parts dans les fonds communs de placement suivants (les Fonds visés) entre le 1er janvier 2000 et le 31 décembre 2003 (la Période visée) :

FONDS AGF

- *Catégorie Titres Actifs Japon AGF*	*(Agressive Japan Class)*
- *Fonds International de titres actifs AGF*	*(Agressive Global Stock)*
- *Catégorie Croissance asiatique AGF*	*(Asian Growth Class)*
- *Catégorie d'actions européennes AGF*	*(European Equity Class)*
- *Catégorie mondiale Titres de technologie AGF*	*(Global TechnologyClass)*
- *Catégorie de titres internationaux AGF*	*(International Stock Class)*
- *Catégorie Japon AGF*	*(Japan Class)*
- *Fonds International de titres Actifs AGF*	*(RSP Int'l Equity Allocation)*
- *Catégorie Japon RSP AGF*	*(RSP Japan)*
- *Catégorie d'Actions Mondiale AGF*	*(World Equity)*
- *Fonds Stratégie Global Int'l*	*(Global Strategy World)*
- *Catégorie Direction Chine AGF*	*(China Focus Series)*

FONDS AIC

- *Fonds Avantage Universel*	*(Global Advantage)*
- *Fonds Diversifié Universel*	*(Global Diversified)*
- *Fonds RER Avantage Universel*	*(RSP Global Advantage)*
- *Fonds RER Avantage Mondial*	*(RSP World Advantage)*
- *Fonds Avantage Mondial*	*(World Advantage)*
- *Fonds Actions Mondiales*	*(World Equity)*

FONDS CI

- *Fonds d'Actions Mondiales*	*(BPI Global Equity)*
- *Fonds d'Actions Internationales*	*(BPI Int'l Equity)*
- *Fonds RER d'Actions Internationales*	*(BPI Int'l Equity RSP)*
- *Fonds Secteur d'Actions Internationales*	*(BPI Int'l Equity Sector)*
- *Fonds Dynastie Asiatique*	*(Asian Dynasty)*
- *Fonds Européen*	*(European Fund)*
- *Fonds Marchés Nouveaux*	*(Emerging Markets)*
- *Fonds Croissance Européenne*	*(European Growth)*
- *Fonds RER Croissance Européenne*	*(European Growth RSP)*
- *Fonds Secteur Européen*	*(European Sector Shares)*
- *Global Boomeronics*	
- *Fonds RER d'Actions Mondiales*	*(Global Equity RSP)*
- *Fonds RER Services Financiers Mondiaux*	*(Global Fin. Service)*
- *Fonds Mondial*	*(Global Fund)*
- *Fonds Mondial de Petites Sociétés*	*(Global Small Co)*
- *Fonds de Valeur Mondiale*	*(Global Value)*
- *Fonds Équilibré International*	*(Int'l Balanced)*

- *Fonds Secteur Équilibré International* *(Int'l Balanced Sector)*
- *Fonds International* *(Int'l Fund)*
- *Fonds de Valeur Internationale* *(Int'l Value)*
- *Fonds RER de Valeur Internationale* *(Int'l RSP)*
- *Fonds RER Japonais* *(Japanese RSP)*
- *Fonds Secteur Japonais* *(Japanese Sector Shares)*
- *Fonds Pacifique* *(Pacific)*
- *Fonds RER Pacifique* *(Pacifif RSP)*
- *Fonds Secteur Pacifique* *(Pacific Sector Shares)*
- *Fonds Secteur Marchés Nouveaux* *(Sector Emer. Mkts Shares)*
- *Fonds Secteur Gestionnaires mondiaux* *(Sector Global Shares)*
- *Fonds Secteur Science & Technologie Mondiales* *(Glob. Tech. Shares)*
- *Fonds Secteur Télécom Global* *(Sec. Glob. Tele. Shares)*

PLACEMENTS CIBC

- *Talvest Asian*
- *Talvest China Plus*
- *Talvest China Plus RSP*
- *Talvest Global Asset Alloc.*
- *Talvest Global Equity*
- *Talvest Global Multi-Man. RSP*
- *Talvest Global RRSP*
- *Talvest Global S & RSP*
- *Talvest Global Small Cap*

FONDS GROUPE INVESTORS

- *Fonds de croissance asiatique IG AGF(IG AGF Asian Growth Fund)*

- *Fonds d'actions internationales IG AGF* *(IG AGF int'i equity)*
- *Fonds croissance européenne Investors* *(Scudder european growth)*
- *Fonds d'actions internationales IG Templeton* *(Templeton int'i equity)*
- *Fonds de repartition mondial IG Templeton* *(Templeton world allocation)*
- *Fonds de croissance europeen IG* *(Investors european grth)*
- *Fonds de croiss. moy. Cap. Europe IG* *(Inves. European mid cap)*
- *Fonds global IG* *(Investors global)*
- *Fonds japonais IG* *(Investors japanese growth)*
- *Categorie internationale pacifique IG* *(Inves. Pacific int'l ci s a)*
- *Fonds international pacifique IG* *(Investors pacific int'i)*
- *Fonds de croissance panasiatique IG* *(Inves. Pan asian growth)*
- *Fonds de croissance panasiatique IG* *(Inves. World growth port)*

FONDS FRANKLIN TEMPLETON

- *Fonds de Croissance Templeton, Ltée* *(Temp. Global Growth)*
- *Cat. Fiscale Japonaise Franklin* *(Franklin Japan Tax Class)*
- *Fonds de Marchés Émergents Templeton* *(Temp. Emerging Mkt)*
- *Fonds Mondial de Petites Sociétés Templeton* *(Temp. Global Smaller)*
- *Fonds International d'Action Templeton* *(Templeton Int'l Stock)*
- *Cat. Fiscale Internationale d'Actions Templeton* *(Temp. Int'l Stock Class)*

Ci-après « le Groupe »;

2. Les faits qui donneraient ouverture à un recours individuel de la part du Requérant contre les Intimées sont les suivants:

<u>Contexte</u>

2.1 L'industrie des fonds communs de placement s'articule comme suit :

i) une société à but lucratif (ex. : Fonds AGF inc.) (la Société mère) est en affaires pour créer, administrer et distribuer des fonds communs de placement ;

ii) Cette Société mère peut créer des fonds communs de placement de deux façons: soit au moyen d'une fiducie, soit au moyen d'une société d'investissement à capital variable (SICAV) ;

iii) les Sociétés mères créent plusieurs fonds communs de placement avec des profils de portefeuilles distincts ;

iv) chaque fonds commun de placement ainsi créé conclut ensuite différentes conventions pour déléguer, notamment, la gestion du fonds, la gestion du portefeuille et la distribution des parts du fonds ;

v) ces contrats de gestion et de distribution sont généralement conclus entre la Société mère en sa qualité de fiduciaire, et cette même Société mère en sa qualité de gestionnaire et de distributeurs. Ces contrats sont publiés sur le site Internet du Système électronique de données, d'analyse et de recherche (le SEDAR) qui a été mis sur pied par les Autorités canadiennes en valeurs mobilières (ACVM) ;

vi) les rendements des parts de fonds communs de placement varient en fonction des rendements des investissements qui composent le fonds, moins les différents frais, dont les principaux sont ceux de gestion et de distribution ;

À titre d'exemple, le Requérant réfère le Tribunal aux documents suivants qui illustrent cette structure:

Pièce R-1 : Master Management Agreement, Fonds AGF inc. 23 mars 2001 ;

Pièce R-2 : Master Distribution Agreement, Fonds AGF inc. 23 mars 2001 ;

Pièce R-3 : Supplemental Trust Indenture, Fonds AGF inc. 27 juin 2001 ;

Pièce R-4 : Prospectus simplifié, Fonds AGF inc., 19 avril 2000.

2.2 Les fonds communs de placement, tels les Fonds visés, sont généralement conçus pour générer des revenus de placement à long terme pour les détenteurs de parts ;

2.3 Cette perspective du placement à long terme est recommandée et encouragée par l'industrie des fonds communs de placement, dont les Intimées, par le biais notamment de leurs publicités, de leurs prospectus et de leurs associations, tel l'Institut des fonds d'investissement du Canada (IFIC), le tout tel qu'il appert notamment du Prospectus **R-4** et du site Internet de l'IFIC dont certains extraits sont joints comme **Pièce R-5 en liasse** ;

2.4 En recevant l'argent des détenteurs de parts, les Intimées contractent l'obligation fiduciaire de faire fructifier ces sommes de bonne foi et avec compétence ;

2.5 Il s'agit là de l'essence de l'offre des Intimées : confiez-nous vos économies et nous les ferons profiter au meilleur de nos compétences, en bons pères de famille ;

2.6 Or, les Intimées ont manqué à cette obligation fiduciaire en permettant sciemment à certains investisseurs privilégiés de ronger une part indue des rendements des membres du Groupe par le biais de transactions ciblées et à très court terme dans les Fonds visés ;

2.7 Des recherches universitaires américaines publiées sur le sujet ont démontré les conséquences de telles transactions à court terme dans les fonds communs de placement, le tout tel qu'il appert des deux recherches suivantes à l'appui de la présente procédure :

Pièce R-6 : The dilution Impact of Daily Fund Flows on Open-end Mutual Funds, MM. Jason T. Green et Charles W Hodges, Georgia State University, 11 février 2000;

Pièce R-7 : Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds, M. Eric Zitzewitz, Stanford Graduate School of Business, paru dans *The Journal of Law, Economics & Organisations, Volume 19, No 2, p. 245*, Oxford University Press, octobre 2003;

2.8 Le *modus operandi* employé par les investisseurs privilégiés, et que les Intimées ont permis ou omis d'empêcher est illustré par l'exemple suivant :

a) un mercredi à 16h01, heure de l'est, les parts d'un fonds d'actions japonaises font l'objet de leur unique évaluation quotidienne ;

b) cette évaluation quotidienne est calculée en fonction de la valeur des actions japonaises qui composent le fonds ;

c) à cause du décalage horaire, le marché japonais où sont transigées les actions qui composent le fonds a clôturé à 4h00 du matin, heure de l'est, ce même mercredi ;

d) l'évaluation des parts du fonds qui est faite à 16h01 mercredi est donc basée sur la valeur des actions qui composent le fonds tel que cette valeur était à 4h00 du matin, heure de l'est, heure de la dernière transaction connue dans les marchés japonais ;

e) ce marché japonais ouvrira à nouveau à 21h00, heure de l'est ce même mercredi ;

f) dans notre exemple, les actions qui composent le fonds japonais en question s'apprécient pendant la séance du marché japonais suivante qui commence à 21h00 mercredi soir et se termine à 4h00 jeudi matin ;

g) cette appréciation concrétisée dans la nuit de mercredi à jeudi ne sera reflétée dans la valeur des parts du fonds que jeudi à 16h01 ;

h) entre-temps, la valeur des parts du fonds donc est sous-évaluée ;

i) dès l'ouverture de nos marchés à 9h00 jeudi matin, l'investisseur privilégié sait que la valeur des parts du fond japonais en question sera augmentée à 16h01 jeudi soir, en fonction de la performance du marché japonais pendant la nuit passée ;

j) l'investisseur privilégié achète donc jeudi avant 16h00 un important lot de parts de ce fonds d'actions japonaises ;

k) ce placement à court terme n'est pas investi par le fonds ; il ne contribue pas à l'appréciation de la valeur des parts du fonds ;

l) en s'insérant après l'augmentation, l'investisseur privilégié vient diluer le rendement des détenteurs de parts puisque le profit réalisé devra être partagé entre les détenteurs ordinaires et l'investisseur privilégié ;

m) à l'ouverture de nos marchés vendredi matin, l'investisseur privilégié revend son important lot de parts et il bénéficie un profit instantané correspondant à l'appréciation du fonds ;

n) ce profit réalisé à court terme vient directement réduire le rendement légitime des détenteurs à long terme ;

o) pourtant, ce sont uniquement les placements des investisseurs à long terme qui ont généré l'appréciation du fonds dans la nuit de mercredi à jeudi ;

2.9 Cette pratique, appelée *market timing,* doit être distinguée du phénomène courant de spéculation sur les marchés boursiers qui consiste à essayer de prévoir la direction des marchés ;

2.10 Appliquée telle que décrite au paragraphe 4.8, cette pratique est basée sur des informations connues et est, selon nous, mieux décrite sous le terme de *parasitage* ;

2.11 Cette pratique n'est pas illégale comme telle, mais elle profite d'une faiblesse induite par les Intimées : l'évaluation quotidienne unique ;

2.12 La présente poursuite est fondée sur le manquement des Intimées d'empêcher cette pratique dans les Fonds visés ;

2.13 La Commission des valeurs mobilières de l'Ontario (CVMO) a émis en novembre 2003 un communiqué à l'effet qu'elle entamait une enquête sur le *market timing* au Canada, le tout tel qu'il appert dudit communiqué, **Pièce R-8 ;**

2.14 En décembre 2003, l'Association canadienne des courtiers de fonds mutuels (ACCFM) a émis un avis relatif au *market timing* et de ses effets, soulignant l'aspect inacceptable de cette pratique et décrivant ses effets néfastes, le tout tel qu'il appert de ladite notice, **Pièce R-9** ;

2.15 En juin 2004, une équipe de 7 journalistes d'enquête du quotidien *The Globe and Mail* a publié une série d'articles sur la question, le tout tel qu'il appert de copies de certains desdits articles, **Pièce R-10 en liasse** ;

2.16 Ces articles analysent notamment les données d'un rapport intitulé *Details By Fund Type Report* colligé par l'IFIC à partir de données fournies directement par les Intimées ;

2.17 Le 21 septembre 2004, la CVMO a émis un communiqué confirmant que son enquête se concentrait, à ce moment, sur quatre sociétés de fonds communs sur la base d'indicateurs significatifs de potentiel de *Market timing* ou parasitage dans leurs fonds, ces indicateurs étant le volume, la fréquence et la durée des transactions dans certains de leurs fonds, le tout tel qu'il appert dudit communiqué, **Pièce R-11** ;

2.18 Ces quatre sociétés sont Fonds AGF, Fonds AIC, Fonds CI, et Groupe Investors, le tout tel qu'il appert des communiqués émis par ces dernières le 21 septembre 2004, **Pièce R-12 en liasse** ;

2.19 Les Intimées Franklin Templeton et Placements CIBC ont eut elles aussi, selon les données colligées par l'IFIC et publiées par *The Globe and Mail*, des volumes, fréquences et durées de transactions indicateurs de parasitage dans les Fonds visés pendant la Période visée;

2.20 En résumé :

a) les Intimées ont introduit et maintenu dans les Fonds visés une faiblesse structurale, soit l'évaluation quotidienne unique ;

b) les Intimées ont permis ou omis d'empêcher que des investisseurs privilégiés, forts d'information non reflétée dans la valeur des parts, tirent profit de cette faiblesse en transigeant à très court terme ;

c) ces transactions à court terme ont dilué ou réduit les rendements des investisseurs ordinaires, membres du Groupe ;

d) en permettant ou en omettant d'empêcher ces transactions à court terme, les Intimées ont violé leur obligation fiduciaire de protéger la valeur des parts des membres du Groupe ;

<u>Le cadre réglementaire et légal</u>

2.21 Les Règles de L'Association canadienne des courtiers de fonds mutuels (ACCFM) prévoit que leurs membres doivent :

- agir équitablement et de bonne foi avec leurs clients;
- respecter des normes d'éthique et de conduite élevées dans l'exercice de leurs activités ;
- ne pas avoir une pratique ou une conduite commerciale inappropriée ou préjudiciable à l'intérêt public ;

Tel qu'en fait foi l'extrait de la Règle 2 desdites Règles de l'ACCFM, **Pièce R-13** ;

2.22 Les Statuts de l'Association canadienne des courtiers en valeurs mobilières (ACCOVAM) prévoient que leurs membres doivent :

- observer des normes élevées d'éthique et de conduite professionnelles dans l'exercice de leurs activités ;
- ne pas avoir de pratique ou de conduite commerciale inconvenante ou préjudiciable à l'intérêt public ;

Tel qu'en fait foi l'extrait du Statut 29 desdits Statuts de l'ACCOVAM, **Pièce R-14** ;

2.23 La *Loi sur les valeurs mobilières (Québec)* prévoit les règles suivantes :

> **160** La personne inscrite est tenue d'agir de bonne foi, avec honnêteté et loyauté dans ses relations avec ses clients.
>
> **160.1** Dans ses relations avec ses clients et dans l'exécution du mandat reçu d'eux, la personne inscrite est tenue d'apporter le soin que l'on peut attendre d'un professionnel avisé, placé dans les mêmes circonstances.

2.24 Le Code civil du Québec prévoit les règles suivantes relativement aux fiducies, à l'administration du bien d'autrui et au mandat :

> **1278**. Le fiduciaire a la maîtrise et l'administration exclusive du patrimoine fiduciaire et les titres relatifs aux biens qui le composent sont établis à son nom; il exerce tous les droits afférents au patrimoine et peut prendre toute mesure propre à en assurer l'affectation.
>
> Il agit à titre d'administrateur du bien d'autrui chargé de la pleine administration.
>
> (...)
>
> **1309**. L'administrateur doit agir avec prudence et diligence.

Il doit aussi agir avec honnêteté et loyauté, dans le meilleur intérêt du bénéficiaire ou de la fin poursuivie.

1310. L'administrateur ne peut exercer ses pouvoirs dans son propre intérêt ni dans celui d'un tiers; il ne peut non plus se placer dans une situation de conflit entre son intérêt personnel et ses obligations d'administrateur.

S'il est lui-même bénéficiaire, il doit exercer ses pouvoirs dans l'intérêt commun, en considérant son intérêt au même titre que celui des autres bénéficiaires.

(...)

2138. Le mandataire est tenu d'accomplir le mandat qu'il a accepté et il doit, dans l'exécution de son mandat, agir avec prudence et diligence.

Il doit également agir avec honnêteté et loyauté dans le meilleur intérêt du mandant et éviter de se placer dans une situation de conflit entre son intérêt personnel et celui de son mandant.

La faute

2.25 Le parasitage dans les fonds visés est démontré par les données fournies volontairement par les Intimées à l'IFIC ;

2.26 Ces données sont reproduites dans le Tableau ci-joint, **Pièce R-15**;

2.27 Le Tableau **R-15** indique, pour la Période visée, les années où la valeur annuelle de transactions sur les parts des Fonds visés à été de plus de 100% de la valeur totale de ces fonds ;

2.28 Dans certains cas, plus de 1000% de la valeur des fonds a été transigée annuellement ;

2.29 Ces taux de transactions anormalement élevés sont une démonstration de l'existence du parasitage dans les fonds visés ;

2.30 Les Intimées disposaient de moyens concrets pour éviter le parasitage, dont les suivants :

a) en interdisant strictement les transactions à court terme ;

b) en exigeant des frais de transaction à court terme qui auraient annulé le bénéfice de ces transactions ;

c) en adoptant une formule d'évaluation continue de la valeur des parts qui aurait fait en sorte que cette valeur corresponde en tout temps à leur valeur réelle ;

2.31 Ces méthodes ont été appliquées avec succès par d'autres gestionnaires de fonds communs de placement, dont Fidelity Investments, Gestion de placements TD et Fonds de placement Phillips, Hager & North;

2.32 Les Intimées connaissaient ou ne pouvaient ignorer l'existence et les conséquences du parasitage dans les Fonds visés, mais n'ont pas agi en conséquence ;

2.33 Le parasitage n'est pas l'affaire de quelques transactions de 5 000,00 $ ou 10 000,00 $; les Fonds visés ont un actif annuel de plus de 20 milliards de dollars, et les transactions parasitaires à court terme ont été de l'ordre de 60 milliards de dollars par année selon les données colligées par l'IFIC, ce qui indique clairement des transactions privilégiées financièrement très importante ;

Les dommages

2.34 Ce manquement à leur obligation fiduciaire par les Intimées a occasionné aux membres du Groupe des pertes de rendement sur leurs investissements ;

2.35 Selon les recherches universitaires **R-6** et **R-7**, les rendements annuels réalisés par les investisseurs privilégiés qui profitent du *Market timing* dans les fonds communs de placement internationaux - tels les Fonds visés - sont de 35 à 70% par année;

2.36 Ces profits démesurés et instantanés diminuent directement le rendement des parts des membres du Groupe;

2.37 Par ailleurs, ces transactions à court terme augmentent artificiellement la valeur moyenne des Fonds visés, valeur sur laquelle une part importante de la rémunération des Intimées est basée ;

2.38 Les études **R-6** et **R-7** concluent que le *Market timing* dans les fonds communs de placement internationaux réduit le rendement de ces fonds de 1 à 2% par année;

2.39 La pratique du *market timing* crée deux classes d'investisseurs : l'investisseur individuel qui bâtit son fonds de retraite, par exemple, et qui finance la croissance et les rendements du fonds, et l'investisseur privilégié qui, sans être inquiété, dilue le rendement du Groupe en faisant des profits instantanés et en occasionnant des frais directs et indirects qui diminuent les rendements légitimes des membres du Groupe ;

2.40 En permettant ou en omettant d'empêcher le *market timing*, les Intimées ont violé leur obligation fiduciaire qui est de faire fructifier au maximum possible l'argent de tous les détenteurs de parts ;

2.41 Les intimés avaient l'obligation fiduciaire de protéger l'avoir et les gains de chacun des membres du Groupe, et empêcher le *market timing* d'amputer leurs rendements, ce que d'autres gestionnaires de fonds communs ont réussi avec succès;

Le Requérant

2.42 Le Requérant est ingénieur ;

2.43 Le Requérant est également inscrit comme planificateur financier et représentant en épargne collective au Québec, le tout tel qu'il appert de copies des certificats **Pièce R-16 et Pièce R-17** ;

2.44 Le Requérant était personnellement propriétaire, pendant la Période visée, de parts de Fonds visés, le tout tel qu'il appert de copies des relevés de comptes à cet effet, **Pièce R18 en liasse** ;

2.45 Le *market timing* ou parasitage a privé la personne désignée et les membres du Groupe d'une part substantielle de la plus-value de leur investissement ;

2.46 Le réquérant et les membres du Groupe étaient, avant la publication des articles de *The Globe and Mail* dans l'impossibilité d'agir ;

2.47 Le Requérant réclame par la présente pour elle-même et pour les membres du Groupe le remboursement de cette perte de plus-value ;

3. Les faits qui donneraient ouverture à un recours individuel de la part de chacun des membres du groupe contre les Intimées sont les mêmes que ceux allégués au paragraphe 2, et auxquels s'ajoutent les suivants:

3.1 Les membres du Groupe ont été détenteurs de parts des Fonds visés pendant la Période visée;

3.2 Chacun des membres du Groupe a subi des dommages découlant des manquements des Intimées à leurs obligations fiduciaires;

3.3 Les membres ont droit de demander des dommages-intérêts pour les pertes encourues ;

4. La composition du Groupe rend difficile ou peu pratique l'application des articles 59 ou 67 C.p.c. en ce que:

4.1 Votre requérante peut difficilement évaluer le nombre de membres du présent recours collectif;

4.2 Toutefois, les membres du Groupe se comptent assurément par milliers au Québec et dans les autres provinces;

4.3 Les membres du Groupe résident dans différents districts judiciaires dispersés un peu partout à travers les provinces visées par le présent recours;

4.4 Les montants impliqués dans d'éventuelles poursuites individuelles ne justifient pas les déboursés et frais judiciaires que pourrait encourir chacun des membres du groupe pour l'introduction de poursuites complexes, longues et élaborées;

4.5 Il est difficile, sinon impossible, de retracer toutes et chacune des personnes impliquées dans le présent recours et de contacter chacun des membres pour obtenir un mandat ou de procéder par voie de jonction de parties;

4.6 Vu ce qui précède, il est donc non seulement difficile ou peu pratique mais impossible de procéder selon les articles 59 ou 67 C.p.c.

5. Les questions de faits et de droit identiques, similaires ou connexes reliées à chacun des membres du Groupe à l'Intimée et que votre requérante entend trancher par le recours collectif sont:

a) Les Intimées connaissaient-elles ou devaient-elles connaître la faiblesse induite par l'évaluation quotidienne unique des parts des Fonds visés ;

b) Les Intimées connaissaient-elles ou devaient-elles connaître la pratique du *Market timing* ou parasitage dans les Fonds visés ;

c) Les Intimées connaissaient-elles ou devaient-elles connaître l'impact du *Market timing* ou parasitage sur le rendement des Fonds visés ;

d) Les Intimées connaissaient-elles ou devaient-elles connaître les moyens à leur disposition pour enrayer le parasitage dans les Fonds visés ;

e) Les Intimées ont-elles permis ou omis d'empêcher le parasitage dans les Fonds visés ;

f) Les Intimées ont-elles manqué à leurs obligations fiduciaires envers les membres du Groupe pendant la Période visée ;

g) La pratique du parasitage dans les fonds visés a-t-elle dilué le rendement des parts des Fonds visés détenues par les membres du Groupe ?

6. Les questions de faits et de droit particulier à chacun des membres consistent en:

Le quantum des dommages qui devra être évalué par experts ;

7. Il est opportun d'autoriser l'exercice d'un recours collectif pour le compte des membres du groupe:

Le recours collectif est la seule procédure qui permet à tous les membres du Groupe d'obtenir accès à la justice;

8. La nature des recours que votre requérant entend exercer pour le compte des membres du Groupe est:

Une action en dommages-intérêts contractuels et extra-contractuels;

9. Les conclusions que votre requérant recherche sont:

ACCUEILLIR la présente action;

ACCUEILLIR le recours collectif pour tous les membres du Groupe;

CONDAMNER les Intimées à indemniser chacun des membres du Groupe des pertes encourues sur le rendement de leurs parts dans les Fonds visés comme conséquence directe de la faute des Intimées ;

ORDONNER aux Intimées de ne pas augmenter leurs frais de gestion, quels qu'ils soient, pendant 2 ans suivant le jugement à être rendu ;

ORDONNER un recouvrement collectif et direct de ces sommes, le tout avec dépens, y compris les frais d'avis et d'experts ;

10. Le Requérant demande que le statut de représentant lui soit attribué aux fins du présent recours collectif;

11. Votre Requérant est en mesure d'assurer une représentation adéquate des membres du Groupe qu'elle entend représenter le tout pour les raisons suivantes:

11.1 Paul Huneault est planificateur financier et représentant en épargne collective;

11.2 Il en mesure d'assurer une représentation adéquate des membres du groupe ;

11.3 Il s'intéresse à la protection des droits des consommateurs et des épargnants;

11.5 Il est en mesure de collaborer avec ses procureurs et d'accomplir toutes les démarches nécessaires à l'accomplissement de leur mandat;

11.6 Il a une connaissance suffisante des faits qui justifient son recours et celui des membres du Groupe;

11.7 Il à fait montre de volonté et de disponibilité pour collaborer et assister adéquatement les procureurs;

11.8 Il s'adressera sous peu au Fonds d'aide aux recours collectifs afin de requérir l'aide financière nécessaire à l'exercice du présent recours collectif;

12. Le Requérant propose que le recours collectif soit exercé devant la Cour Supérieure siégeant dans le district judiciaire de Montréal puisque les Intimées y possèdent des places d'affaires, qu'il est plus probable que la

majorité des membres du Groupe du Québec y réside, que le Requérant y est domiciliée et que ses procureurs y ont leur place d'affaires;

PAR CES MOTIFS, PLAISE AU TRIBUNAL:

ACCUEILLIR la requête en autorisation de recours collectif de votre Requérant;

AUTORISER l'exercice du recours collectif ci-après:

"Une action contractuelle et extra-contractuelle en dommages-intérêts ";

ATTRIBUER À Paul Huneault le statut de personne désignée pour le compte du groupe de personnes décrite comme suit:

"Toutes les personnes, physique ou morales (de moins de 50 employés pour le Québec) résidentes du Canada, à l'exception de la province de l'Ontario, qui ont été détentrices de parts dans les fonds communs de placement suivants (les Fonds visés) entre le 1er janvier 2000 et le 31 décembre 2003 (la Période visée) :

FONDS AGF

- *Catégorie Titres Actifs Japon AGF* — *(Agressive Japan Class)*
- *Fonds International de titres actifs AGF* — *(Agressive Global Stock)*
- *Catégorie Croissance asiatique AGF* — *(Asian Growth Class)*
- *Catégorie d'actions européennes AGF* — *(European Equity Class)*
- *Catégorie mondiale Titres de technologie AGF* — *(Global TechnologyClass)*
- *Catégorie de titres internationaux AGF* — *(International Stock Class)*
- *Catégorie Japon AGF* — *(Japan Class)*
- *Fonds International de titres Actifs AGF* — *(RSP Int'l Equity Allocation)*
- *Catégorie Japon RSP AGF* — *(RSP Japan)*
- *Catégorie d'Actions Mondiale AGF* — *(World Equity)*
- *Fonds Stratégie Global Int'l* — *(Global Strategy World)*
- *Catégorie Direction Chine AGF* — *(China Focus Series)*

FONDS AIC

- *Fonds Avantage Universel* — *(Global Advantage)*
- *Fonds Diversifié Universel* — *(Global Diversified)*
- *Fonds RER Avantage Universel* — *(RSP Global Advantage)*
- *Fonds RER Avantage Mondial* — *(RSP World Advantage)*
- *Fonds Avantage Mondial* — *(World Advantage)*
- *Fonds Actions Mondiales* — *(World Equity)*

FONDS CI

- *Fonds d'Actions Mondiales* — *(BPI Global Equity)*
- *Fonds d'Actions Internationales* — *(BPI Int'l Equity)*
- *Fonds RER d'Actions Internationales* — *(BPI Int'l Equity RSP)*
- *Fonds Secteur d'Actions Internationales* — *(BPI Int'l Equity Sector)*
- *Fonds Dynastie Asiatique* — *(Asian Dynasty)*
- *Fonds Européen* — *(European Fund)*
- *Fonds Marchés Nouveaux* — *(Emerging Markets)*
- *Fonds Croissance Européenne* — *(European Growth)*
- *Fonds RER Croissance Européenne* — *(European Growth RSP)*
- *Fonds Secteur Européen* — *(European Sector Shares)*
- *Global Boomeronics*
- *Fonds RER d'Actions Mondiales* — *(Global Equity RSP)*
- *Fonds RER Services Financiers Mondiaux* — *(Global Fin. Service)*
- *Fonds Mondial* — *(Global Fund)*

- *Fonds Mondial de Petites Sociétés* *(Global Small Co)*
- *Fonds de Valeur Mondiale* *(Global Value)*
- *Fonds Équilibré International* *(Int'l Balanced)*
- *Fonds Secteur Équilibré International* *(Int'l Balanced Sector)*
- *Fonds International* *(Int'l Fund)*
- *Fonds de Valeur Internationale* *(Int'l Value)*
- *Fonds RER de Valeur Internationale* *(Int'l RSP)*
- *Fonds RER Japonais* *(Japanese RSP)*
- *Fonds Secteur Japonais* *(Japanese Sector Shares)*
- *Fonds Pacifique* *(Pacific)*
- *Fonds RER Pacifique .* *(Pacifif RSP)*
- *Fonds Secteur Pacifique* *(Pacific Sector Shares)*
- *Fonds Secteur Marchés Nouveaux* *(Sector Emer. Mkts Shares)*
- *Fonds Secteur Gestionnaires mondiaux* *(Sector Global Shares)*
- *Fonds Secteur Science & Technologie Mondiales* *(Glob. Tech. Shares)*
- *Fonds Secteur Télécom Global* *(Sec. Glob. Tele. Shares)*

PLACEMENTS CIBC

- *Talvest Asian*
- *Talvest China Plus*
- *Talvest China Plus RSP*
- *Talvest Global Asset Alloc.*
- *Talvest Global Equity*
- *Talvest Global Multi-Man. RSP*
- *Talvest Global RRSP*
- *Talvest Global S & RSP*
- *Talvest Global Small Cap*

FONDS GROUPE INVESTORS

- *Fonds de croissance asiatique IG AGF(IG AGF Asian Growth Fund)*

- *Fonds d'actions internationales IG AGF* *(IG AGF int'i equity)*
- *Fonds croissance européenne Investors* *(Scudder european growth)*
- *Fonds d'actions internationales IG Templeton* *(Templeton int'i equity)*
- *Fonds de repartition mondial IG Templeton* *(Templeton world allocation)*
- *Fonds de croissance europeen IG* *(Investors european grth)*
- *Fonds de croiss. moy. Cap. Europe IG* *(Inves. European mid cap)*
- *Fonds global IG* *(Investors global)*
- *Fonds japonais IG* *(Investors japanese growth)*
- *Categorie internationale pacifique IG* *(Inves. Pacific int'l ci s a)*
- *Fonds international pacifique IG* *(Investors pacific int'i)*
- *Fonds de croissance panasiatique IG* *(Inves. Pan asian growth)*
- *Fonds de croissance panasiatique IG* *(Inves. World growth port)*

FONDS FRANKLIN TEMPLETON

- *Fonds de Croissance Templeton, Ltée* *(Temp. Global Growth)*
- *Cat. Fiscale Japonaise Franklin* *(Franklin Japan Tax Class)*
- *Fonds de Marchés Émergents Templeton* *(Temp. Emerging Mkt)*
- *Fonds Mondial de Petites Sociétés Templeton* *(Temp. Global Smaller)*
- *Fonds International d'Action Templeton* *(Templeton Int'l Stock)*
- *Cat. Fiscale Internationale d'Actions Templeton* *(Temp. Int'l Stock Class)*

Ci-après « le Groupe »;

IDENTIFIER comme suit les principales questions qui seront traitées collectivement:

a) Les Intimées connaissaient-elle ou devaient-elle connaître la faiblesse induite par l'évaluation quotidienne unique des parts des Fonds visés ;

b) Les Intimées connaissaient-elle ou devaient-elle connaître la pratique du *Market timing* ou parasitage dans les Fonds visés ;

c) Les Intimées connaissaient-elle ou devaient-elle connaître l'impact du *Market timing* ou parasitage sur le rendement des Fonds visés ;

d) Les Défenderesse connaissaient-elle ou devaient-elle connaître les moyens à leur disposition pour enrayer le parasitage dans les Fonds visés ;

e) Les Intimées ont-elles permis ou omis d'empêcher le parasitage dans les Fonds visés ;

f) Les Intimées ont-elles manqués à leurs obligations fiduciaires envers les membres du Groupe pendant la Période visée ;

g) La pratique du parasitage dans les fonds visées a-t-elle dilué le rendement des parts des Fonds visés détenues par les membres du Groupe ?

IDENTIFIER comme suit les conclusions recherchées qui s'y rattachent:

ACCUEILLIR la présente action;

ACCUEILLIR le recours collectif pour tous les membres du Groupe;

CONDAMNER les Intimées à indemniser chacun des membres du Groupe des pertes encourues sur le rendement de leurs parts dans les Fonds visés comme conséquence directe de la faute des Intimées ;

ORDONNER aux Intimées de ne pas augmenter leurs frais de gestion, quels qu'ils soient, pendant 2 ans suivants le jugement à être rendu ;

ORDONNER un recouvrement collectif et direct de ces sommes, le tout avec dépens, y compris les frais d'avis et d'experts;

DÉCLARER qu'à moins d'exclusion, les membres du Groupe seront liés par tout jugement à intervenir sur le recours, de la manière prévue par la Loi;

FIXER les délais d'exclusion à trente (30) jours de l'avis aux membres, délai à l'expiration duquel, les membres du Groupe qui ne se seront pas prévalus des moyens d'exclusion seront liés par tout jugement à intervenir;

ORDONNER la publication, au plus tard trente (30) jours après la date du prononcé du jugement à intervenir sur la présente requête, d'un avis aux membres, par les moyens ci-dessus indiqués:

« Un avis à paraître une fois dans le journal LA PRESSE, LE SOLEIL, THE GAZETTE et le THE GLOBE AND MAIL »

« Un avis sur le site Internet de chacun des Intimées pendant 60 jours après le jugement »

RÉFÉRER le dossier au juge en chef pour détermination du district dans lequel le recours collectif devra être exercé et pour désignation du juge pour l'entendre;

ORDONNE au greffier spécial de cette Cour, pour le cas le présent recours devrait être exercé dans un autre district de transférer ledit dossier au greffier spécial de cet autre district dès la décision du Juge en Chef à cet effet;

LE TOUT avec dépens, y compris les frais d'avis et d'experts.

MONTRÉAL, LE 25 OCTOBRE 2004

(S) SYLVESTRE CHARBONNEAU FAFARD

SYLVESTRE, CHARBONNEAU, FAFARD
Procureurs de le Requérant

COPIE CONFORME

AVIS DE DÉNONCIATION DE PIÈCES

Pièce R-1 :	Master Management Agreement, Fonds AGF inc. 23 mars 2001 ;
Pièce R-2 :	Master Distribution Agreement, Fonds AGF inc. 23 mars 2001 ;
Pièce R-3 :	Supplemental Trust Indenture, Fonds AGF inc. 27 juin 2001 ;
Pièce R-4 :	Prospectus simplifié, Fonds AGF inc., 19 avril 2000.
Pièce R-5 en liasse :	Extrait du site internet de l'IFIC ;
Pièce R-6 :	Recherche universitaire américiaine intitulée: The dilution Impact of Daly Fund Flows on Open-end Mutual Funds;
Pièce R-7 :	Recherche universitaire américiaine intitulée: Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds
Pièce R-8 :	Communiqué de la Commission des valeurs mobilières de l'Ontario (CVMO), 6 novembre 2003 ;
Pièce R-9 :	Notice d'information de l'Association canadienne des courtiers de fonds mutuels (ACCFM), 19 décembre 2003 ;
Pièce R-10 :	Articles *The Globe and Mail*, juin 2004 ;
Pièce R-11 :	Communiqué de la Commission des valeurs mobilières de l'Ontario (CVMO), 21 septembre 2004 ;
Pièce R-12 :	Communiqués de Fonds CI inc., Fonds AGF inc., Groupe Investors inc. et de Fonds AIC inc., tous émis le 21 septembre 2004 ;
Pièce R-13 :	Extrait de la Règle 2 des Règles de l'ACCFM ;
Pièce R-14 :	Extrait Du Statut 29 des Statuts de l'ACCOVAM, ;
Pièce R-15 :	Tableau des transactions annuelles dans les Fonds visés
Pièce R-16 :	Certificat de planificateur financier du Requérant ;
Pièce R-17 :	Certificat de représentant en épargne collective du Requérant ;
Pièce R18 en liasse :	Relevés de comptes du Requérant ;

MONTRÉAL, LE 25 OCTOBRE 2004

SYLVESTRE, CHARBONNEAU, FAFARD
Procureurs de la Requérante

COPIE CONFORME

AVIS DE PRÉSENTATION

À:

FONDS AGF INC., personne morale dûment constituée et ayant une place d'affaires au Suite 3100, Toronto Dominion Bank Tower, Toronto (Ontario), M5K 1E9;

FONDS AIC LIMITÉE, personne morale dûment constituée et ayant une place d'affaires au 1375, Kerns Road, Burlington, Ontario, L7R 4X8;

FONDS MUTUELS CI INC., personne morale dûment constituée et ayant une place d'affaires au 151, Yonge Street, 11th Floor, CI Place Toronto, (Ontario), M5C 2W7;

LES SERVICES INVESTORS LIMITÉE, personne morale dûment constituée et ayant une place d'affaires au 1501, McGill College Avenue, Suite 1488, dans les cité et district de Montréal, H3A 3M8;

PLACEMENTS CIBC INC., personne morale dûment constituée et ayant une place d'affaires au 199, Bay Street, Cout West, 13th Floor, Toronto, (Ontario), M5L 1A2;

SOCIÉTÉ DE PLACEMENTS FLANKLIN TEMPLETON, personne morale dûment constituée et ayant une place d'affaire au 1, Adelaide Street East Suite 2101, Toronto, (Ontario) M5C 3B8;

PRENEZ AVIS que la présente requête pour autorisation d'exercer un recours collectif, sera présentable devant l'un des honorables Juges de la Cour Supérieure, siégeant en division de pratique, pour le **30 novembre 2004**, à 9 heures, en la salle 2.16 du Palais de Justice de Montréal situé au 1 est rue Notre-Dame à Montréal.

VEUILLEZ DONC AGIR EN CONSÉQUENCE

MONTRÉAL, LE 25 OCTOBRE 2004

(S) SYLVESTRE CHARBONNEAU FAFARD
SYLVESTRE, CHARBONNEAU, FAFARD
Procureurs de la Requérante

COPIE CONFORME

CANADA

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

No: 500-06-000256-046

SUPERIOR COURT
(CLASS ACTION)

PAUL HUNEAULT,

Petitioner

vs.

AGF FUNDS INC.

- and –

AIC FUNDS LIMITED

- and –

CI MUTUAL FUNDS INC.

- and –

LES SERVICES INVESTORS LIMITEE

- and –

CIBC PLACEMENTS INC.

- and –

SOCIÉTÉ DE PLACEMENTS FRANKLIN TEMPLETON

Defendants

MOTION TO INSTITUTE A CLASS ACTION PROCEEDING
(Articles 1002 and seq. CCP)

TO ONE OF THE HONOURABLE JUDGES SITTING IN THE JUDICIAL DISTRICT OF MONTREAL, PETITIONER STATES THE FOLLOWING:

1. **Petitioner Paul Huneault requests the authorization to institute a class action proceeding on behalf of the persons included in the group described herein, which Petitioner is a member of :**

   "Every Canadian resident or legal person (of less than 50 employees for Quebec), exception made of the province of Ontario, who held units in the following mutual funds between January 1st, 2000 and December 31st, 2003:

   AGF FUNDS

   - Agressive Japan Class
   - Agressive Global Stock
   - Asian Growth Class
   - European Equity Class
   - Global Technology Class
   - International Stock Class

- Japan Class
- RSP Int'l Equity Allocation
- RSP Japan
- World Equity
- Global Strategy World
- China Focus Series

AIC FUNDS

- Global Advantage
- Global Diversified
- RSP Global Advantage
- RSP World Advantage
- World Advantage
- World Equity

CI FUNDS

- BPI Global Equity
- BPI Int'l Equity
- BPI Int'l Equity RSP
- BPI Int'l Equity Sector
- Asian Dynasty
- European Fund
- Emerging Markets
- European Growth
- European Growth RSP
- European Sector Units
- Global Boomeronics
- Global Equity RSP
- Global Fin. Service
- Global Fund
- Global Small Co
- Global Value
- Int'l Balanced
- Int'l Balanced Sector
- Int'l Fund
- Int'l Value
- Int'l RSP
- Japanese RSP
- Japanese Sector Units
- Pacific
- Pacific Sector Units
- Sector Emer. Mkts Units
- Sector Global Units
- Glob. Tech. Units
- Sec. Glob. Tele. Units

CIBC PLACEMENTS

- Talvest Asian
- Talvest China Plus
- Talvest China Plus RSP
- Talvest Global Asset Alloc.
- Talvest Global Equity
- Talvest Global Multi-Man. RSP
- Talvest Global RRSP
- Talvest Global S & RSP
- Talvest Global Small Cap

INVESTORS GROUP FUNDS

- Asian Growth Fund
- IG AGF Int'l Equity
- Scudder European Growth
- Templeton Int'l Equity
- Templeton World Allocation
- Investors European Grth
- Inves. European Mid Cap
- Investors Global
- Investors Japanese Growth
- Inves. Pacific Int'l Ci S A
- Investors Pacific Int'l
- Inves. Pan Asian Growth
- Inves. World Growth Port

FRANKLIN TEMPLETON FUNDS

- Temp. Global Growth
- Franklin Japan Tax Class
- Temp. Emerging Mkt
- Temp. Global Smaller
- Templeton Int'l Stock
- Templeton Int'l Stock Class

hereinafter "the Group";

2. The facts that would give rise to an individual recourse on behalf of Petitioner against Defendants are as follows:

Context

2.1 The mutual fund industry operates as follow:

(i) a profit organization (ex. AGF Funds Inc.) (Parent Company) is in business to create, administer and distribute mutual funds;

(ii) said Parent Company has two ways to create mutual funds: by way of trust or by way of open-end investment fund (SICAV);

(iii) the Parent Company creates a number of mutual funds with different distinct corporate holdings;

(iv) each mutual fund created then concludes different agreements to delegate, *inter alia*, the management of said fund, the management of corporate holdings and the distribution of the units of the mutual fund;

(v) said management and distribution agreements are generally concluded between the Parent Company *ès qualité* of trustee, and the same Parent Company, *ès qualité* of manager and distributor. Said agreements are posted on the website of the system for electronic document analysis and retrieval (SEDAR) which was put forth by the Canadian Securities Administrators (CSA);

(vi) the rate of return of the units of the mutual funds vary in response to the performance of the investments that compose the fund, minus different fees, of which the principal fees are associated to management and distribution;

As an example, Petitioner refers the Court to the following documents that illustrate this structure:

Exhibit R-1: Master Management Agreement, AGF Funds Inc., March 23, 2001;

Exhibit R-2: Master Distribution Agreement, AGF Funds Inc., March 23, 2001;

Exhibit R-3: Supplemental Trust Indenture, AGF Funds Inc., June 27, 2001;

Exhibit R-4: Simplified Prospectus, AGF Funds Inc., April 19, 2000.

2.2 Mutual funds generally aim to generate return on long-term investments for shareholders;

2.3 This long-term investment perspective is recommended and encouraged by the mutual fund industry, of which Defendants are part, by way of *inter alia* their advertizing, their prospectuses and their associations, such as the Investment Fund Institute of Canada (IFIC), the whole as it appears from the prospectus **R-4** and the website of the IFIC that certain excerpts are joined as **Exhibit R-5**;

2.4 Upon receipt of shareholders' money, Defendants contract the fiduciary duties to invest these sums in good faith and with competence;

2.5 This constitutes the essence of the services offered by Defendants: "trust us with your savings and we will make them profit to the best of our competence, in good faith";

2.6 But Defendants have failed in this fiduciary duty in consciously allowing certain privileged investors to gain from an unfair share of the profits of the members of the Group by way of targeted very short-term transactions in the Funds;

2.7 Researches in American universities were published on the issue and have demonstrated the short-term effects of these transactions in the mutual funds, as it appears from the two following researches joined to the present:

Exhibit R-6: The dilution Impact of Daily Fund Flows on Open-end Mutual Funds, MM. Jason T. Green and Charles W. Hodges, Georgia State University, February 11, 2000;

Exhibit R-7: Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds, M. Eric Zitzewitz, Stanford Graduate School of Business, published in *The Journal of Law, Economics & Organizations, Volume 19, No. 2, p. 245,* Oxford University Press, October 2003;

2.8 The *modus operandi* used by the privileged investors, and that Defendants have permitted or failed to prevent is illustrated by this example:

(a) on a Wednesday, at 4:01 p.m., Eastern time, parts of a Japanese mutual fund are the object of its sole daily evaluation;

(b) said daily evaluation is calculated based on the value of the Japanese units that constitute the Fund;

(c) due to time difference, the Japanese market where are traded the units that constitute the Fund closed at 4:00 a.m., Eastern time, that same Wednesday;

(d) the evaluation of the units of the Fund that is made at 4:01 p.m. is based on the value of the units that constitute the Fund as said value was at 4:00 a.m., Eastern time, time of the last known transaction in the Japanese markets;

(e) the Japanese market will reopen at 9:00 p.m., Eastern time, that same Wednesday;

(f) in our example, the units that constitute the Japanese Fund in question are evaluated during the next opening of the Japanese market, that will open at 9:00 p.m. Wednesday night and that will end at 4:00 a.m., Thursday morning;

(g) this appreciation value occurring during the night of the Wednesday through the Thursday will not be reflected in the value of the units of the mutual funds until Thursday at 4:01 p.m.;

(h) during this time, the value of the units of the funds is therefore under evaluated;

(i) as soon as the markets open at 9:00 a.m. Thursday morning, the privileged investor knows that the value of the units of the Japanese Fund in question will increase at 4:01 p.m. Thursday night, pursuant to the performance of the Japanese market during the prior night;

(j) therefore, the privileged investor buys before 4:00 p.m. Thursday an important amount of the units of the Japanese Fund;

(k) this short-term investment is not invested by the Fund; it does not contribute to the evaluation of the value of the units of the Fund;

(l) by involving himself after the increase, the privileged investor dilutes the profits of the shareholders because the profit gained will be divided between the ordinary shareholders and the privileged investor;

(m) at the opening of the markets on Friday morning, the privileged investor resells his substantial lot of the units and benefits from an instantaneous profit corresponding to the increased value of the funds;

(n) said short-term profit will directly reduce the long-term profits of the legitimate shareholders;

(o) yet, it is these sole long-term investments that have generated the increase in value of the Fund in the night between Wednesday and Thursday;

2.9 This practice, called *Market timing*, must be distinguished from the common phenomenon of speculation on the market that consists in trying to predict the trends of markets;

2.10 Applied as described in paragraph 4.8, said practice is based on known information and is best described as "parasitism";

2.11 This practice is not illegal as such, but profits from a weakness induced by Defendants: the sole daily evaluation;

2.12 The present law suit is based on Petitioner's failure to prevent said practice in the funds;

2.13 The Ontario Securities Commission (CVMO) issued in November 2003 an official statement to the effect that it was carrying out an investigation into the *Market timing* practice in Canada, as it appears of said official statement, **Exhibit R-8**;

2.14 In December 2003, the Mutual Fund Dealers Association of Canada (ACCFM) sent out a notice pertaining to *Market timing* and its effects, insisting on the unacceptable nature of this practice and describing its negative effects, as it appears from said notice, **Exhibit R-9**;

2.15 In June 2004, a team of seven journalists of the daily *The Globe and Mail* published a series of articles on this issue, as it appears from the copies of certain of these articles, **Exhibit R-10 en liasse**;

2.16 Said articles analyse, *inter alia,* the data provided by a report entitled *Details by Fund Type Report*, gathered by the IFIC based on data that was directly provided by Defendants;

2.17 On September 21, 2004, the CVMO published an official statement confirming that its investigation would concentrate, at that time, on four mutual fund companies based on significant indicators of potential *Market timing* or parasitism in their funds, said indicators being the volume, the frequency and the duration of the transactions in some of their funds, as it appears from the official statement, **Exhibit R-11**;

2.18 These four societies are AGF Funds, AIC Funds, CI Funds and Investors Group, the whole as it appears from the official release sent by the latter on September 21, 2004, **Exhibit R-12 en liasse**;

2.19 The Defendants Franklin Templeton and CIBC Placements have also had, according to the data gathered by IFIC and published by *The Globe and Mail*, the same volumes, frequencies and durations of transactions, which indicates parasitism in the funds during the relevant period;

2.20 In summary:

(a) Defendants have introduced and maintained in the Funds a structural weakness, namely the sole daily evaluation;

(b) Defendants permitted or failed to prevent that privileged investors, using information not reflected in the value of their units, profit from this weakness by trading on a very short-term basis;

(c) Said short-term transactions have diluted or reduced the profits of the ordinary investors, members of the Group;

(d) In permitting or failing to prevent these short-term transactions, Defendants have violated their fiduciary obligation to protect the value of the units of the members of the Group;

Applicable laws and by-laws

2.21 The rules of the ACCFM provide that their members must:

- act fairly and in good faith towards their clients;
- respect the rules of ethics and conduct associated to the exercise of their activities;
- not have a practice or an inappropriate commercial conduct that is prejudicial to public order;

As stated in the excerpt of Rule 2 of said Rules of the ACCFM, **Exhibit R-13**;

2.22 The statutes of the Investment Dealers Association of Canada (IDA) provide that their members must:

- respect a high level of ethics and professional conduct in the exercise of their activities;
- not have a practice or an inappropriate commercial conduct that is prejudicial to public order;

As it appears from the excerpt of Statute 29 of the Statutes of IDA, **Exhibit R-14**;

2.23 The *Securities Act* of Quebec provides the following rules:

160 (...) That registrants must furnish to their clients in respect of transactions carried out for their account and act in the interest of their clients.

160.1 In their dealings with clients and in the execution of the mandates entrusted to them by their clients, registrants are required to act with all the care that may be expected of a knowledgeable professional acting in the same circumstances.

2.24 The Civil Code of Quebec provides the following rules pertaining to trusts, the obligations of the administrator towards the beneficiary and the mandate:

> **1278.** A trustee has the control and the exclusive administration of the trust patrimony, and the titles relating to the property of which it is composed are drawn up in his name; he has the exercise of all the rights pertaining to the patrimony and may take any proper measure to secure its approbation.
>
> A trustee acts as the administrator of the property of others charged with full administration.
>
> (...)
>
> **1309.** The administrator shall act with prudence and diligence.
>
> He shall also act honestly and faithfully in the best interest of the beneficiary or the object pursued.
>
> **1310.** No administrator may exercise his powers in his own interest or that of a third person or place himself in a position where his personal interest is in conflict with his obligations as administrator.
>
> If the administrator himself is a beneficiary, he shall exercise his powers in the common interest, given the same consideration to his own interest as to that of the other beneficiaries.
>
> (...)
>
> **2138.** The mandatory is bond to fulfill the mandate he has accepted, and he shall act with prudence and diligence in performing it.
>
> He shall also act honestly and faithfully in the best interest of the mandator, and avoid placing himself in a position that puts his own interest in conflict with that of his mandator.

<u>Fault</u>

2.25 The parasitism in the funds aimed is demonstrated by the data voluntarily provided by Defendants to IFIC;

2.26 This data is reproduced in the table within, **Exhibit R-15**;

2.27 Said table **R-15** indicates, for the relevant period, the years or the annual value of the transactions on the units of the funds was more than one hundred percent (100%) of the total value of these funds;

2.28 In certain cases, more than 1000% of the value of these funds was traded annually;

2.29 These abnormally high transaction rates demonstrate the existence of the parasitism in the Funds;

2.30 Defendants had concrete ways to avoid the parasitism, including the following:

(a) strictly forbidding short-term transactions;

(b) requiring short-term transaction fees that would have eliminated the profit of these transactions;

(c) adopting a continued evaluation formula pertaining to the value of the units that would have resulted in the corresponding value at all times of the actual value of these units;

2.31 These methods have been applied with success by other mutual fund managers, namely Fidelity Investments, Placement Management TD and Phillips, Hager & North Mutual Funds;

2.32 Defendants knew or could not ignore the existence and the consequences of this parasitism in their funds, but did not act in consequence;

2.33 The parasitism does not target a few transactions of $5,000 or $10,000; the funds aimed have an annual profit of more than 20 billion dollars, and the parasitism in short-term transactions amounts to about 60 billion dollars per year according to the data obtained by IFIC, which clearly indicates that the privileged transactions are financially extremely important;

Damages

2.34 Defendants' breach of their fiduciary duty has caused loss in profit on the investments of the members of the Group;

2.35 According to the university researches **R-6** and **R-7**, the annual profit gained by the privileged investors profiting from *Market timing* in the international mutual funds, as it is the case for the funds herein – are of 35 to 70% per year;

2.36 These profits are extravagant and instantaneously directly diminish the profit of the units of the members of the Group;

2.37 Furthermore, these short-term transactions artificially increase the average value of said funds, the value on which an important part of Petitioners' remuneration is based on;

2.38 The studies **R-6** and **R-7** conclude that the *Market timing* in these international mutual funds reduces the profit of these funds from 1 to 2% per year;

2.39 The *Market timing* practice creates two classes of investors: the individual investor who builds his retirement fund, for example, and who finances the growth and the profits of the fund, and the privileged investor who dilutes the profits of the Group and instantaneously profits, leading unconcerned to direct and indirect fees that diminish the legitimate profits of the members of the Group;

2.40 In permitting or failing to prevent *Market timing*, Defendants have violated their fiduciary obligations, that is to maximize the profits of all unit holders;

2.41 Defendants had the fiduciary obligation to protect the assets and the gains of each member of the Group, and prevent *Market timing* from diminishing their profits, the whole while other mutual fund managers have succeeded to successfully prevent the *Market timing*;

Petitioner

2.42 The Petitioner is an engineer;

2.43 The Petitioner is also a financial planner and a representative in group savings in Quebec, the whole as it appears of copies of certificates **Exhibit R-16** and **R-17**;

2.44 Petitioner personally owned, during the relevant period, units in the funds, the whole as it appears from the copies of statements to this effect, **Exhibit R-18 en liasse**;

2.45 The *Market timing* or parasitism has preventd the Petitioner and the members of the Group from a substantial part of the increase in value of their investment;

2.46 Petitioner and the persons of the Group were, prior to the publication of the articles in *The Globe and Mail*, in the impossibility to act;

2.47 Petitioner claims by the present for himself and for the members of the Group the reimbursement of this loss in the increase of value;

3. The facts that would give rise to an individual recourse on behalf of each of the members of the Group against the Defendants are the same as those submitted in paragraph 2, to which the following specifies:

3.1 The members of the Group have owned units in said funds during the aimed period;

3.2 Each of the member of the Group has suffered damages resulting from the breach of the fiduciary obligations of Defendants;

3.3 The members are in right to request damages for the loss they have incurred;

4. The composition of the Group makes the application of Articles 59 or 67 C.p.c. difficult or impractical:

4.1 Petitioner can hardly evaluate the number of members of the present class action;

4.2 Notwithstanding, the number of the members of the Group surely represents thousands of people in Quebec and in other provinces;

4.3 Members of the Group reside in different judicial districts dispersed in about every province aimed by the present class action;

4.4 The amounts involved in eventual individual recourses do not justify the costs and judicial fees that would incur each of the members of the Group for the introduction of a complex, long and elaborate law suit;

4.5 It is difficult, even impossible, to find each and every person involved in the present class action and to contact each of the members to obtain a mandate or to proceed by way of injunction of parties;

4.6 Considering the above, it is not only difficult or impracticable but impossible to proceed pursuant to Articles 59 or 67 of the Civil Code of Procedure;

5. The recourses of the members raise identical, similar or related questions of law or fact to each member of the Group and Petitioner asks the Court to determine by way of class action the following questions:

(a) Did the Defendants know or should they have known the weakness caused by the sole daily evaluation of the units of the said funds?

(b) Did Defendants know or should they have known about the practice of the *Market timing* or parasitism in the said funds?

(c) Did Defendants know or should they have known the impact of *Market timing* on the performance of said funds?

(d) Did Defendants know or should they have known of means available to them to prevent the *Market timing* in the said funds?

(e) Did Defendants permit or fail to prevent the *Market timing* in the said funds?

(f) Did Defendants fail their fiduciary obligations towards the members of the Group during the relevant period?

(g) Did the *Market timing* practice in the said funds dilute the performance of the units of the said funds owned by the members of the Group?

6. **Questions of fact or law proper to each member of the Group:**

The quantum of damages that will have to be evaluated by the experts;

7. **It is opportune to authorize the class action on behalf of the members of the Group:**

The class action is the only procedure that permits every member of the Group to obtain access to justice;

8. **The nature of the recourse that the Petitioner intends to take on behalf of the members of the Group is:**

An action in contractual and extra-contractual damages;

9. **The conclusions sought by Petitioner are:**

GRANT the present action;

GRANT the class action for every member of the Group;

CONDEMN the Defendants to indemnify each of the members of the Group for the loss incurred on the performance of their units in the mutual funds as a direct consequence of default of the Defendants;

ORDER Defendants not to increase their administration fees whatsoever, during the two years following the judgment to be rendered;

ORDER a direct and collective recovery of these amounts, the whole with costs, including the fees of the announcement and the expertise;

10. **Petitioner requests that the status of representative be attributed to him for the present class action;**

11. **Petitioner is able to ensure an adequate representation of the members of the Group that Petitioner seeks to represent for all the following reasons:**

11.1 Paul Huneault is a financial planner and a representative in collective savings;

11.2 He is able to ensure adequate representations of the members of the Group;

11.3 He is interested in the protection of the rights of the consumers and their savings;

11.4 He is able to collaborate with his lawyers and accomplish all of the necessary steps in order for him to fulfill his mandate;

11.5 He has sufficient knowledge of the facts that justify his recourse and the recourse of the members of the Group;

11.6 He has shown goodwill and availability for collaboration and immediate assistance to his lawyers;

11.7 He will soon request financial aid from the *Fonds d'aide aux recours collectifs* in order for him to file the present class action;

12. ***Petitioner proposes that the class action be instituted in the Superior Court of the judicial District of Montreal seeing that Defendants have a place of business there, that it is more probable that the majority of the members of the Group reside in Quebec, and that Petitioner is domiciled in Quebec and that his lawyers have their place of business there.***

FOR THESE REASONS, PETITIONER PRAYS THE COURT TO:

GRANT the present Motion for authorization;

AUTHORIZE the exercise of the following class action:

"A contractual and extra-contractual legal action to recover damages and interests";

ASCRIBE the designated person status to Paul Huneault to represent the following group:

"Every Canadian resident or legal person (of less than 50 employees for Quebec), exception made of the province of Ontario, who held units in the following mutual funds between January 1st, 2000 and December 31st, 2003:

AGF FUNDS

- *Agressive Japan Class*
- *Agressive Global Stock*
- *Asian Growth Class*
- *European Equity Class*
- *Global Technology Class*
- *International Stock Class*
- *Japan Class*
- *RSP Int'l Equity Allocation*
- *RSP Japan*
- *World Equity*
- *Global Strategy World*
- *China Focus Series*

AIC FUNDS

- *Global Advantage*
- *Global Diversified*
- *RSP Global Advantage*
- *RSP World Advantage*
- *World Advantage*
- *World Equity*

CI FUNDS

- *BPI Global Equity*
- *BPI Int'l Equity*
- *BPI Int'l Equity RSP*
- *BPI Int'l Equity Sector*
- *Asian Dynasty*
- *European Fund*
- *Emerging Markets*
- *European Growth*
- *European Growth RSP*
- *European Sector Units*
- *Global Boomeronics*
- *Global Equity RSP*
- *Global Fin. Service*
- *Global Fund*
- *Global Small Co*
- *Global Value*
- *Int'l Balanced*
- *Int'l Balanced Sector*
- *Int'l Fund*
- *Int'l Value*
- *Int'l RSP*
- *Japanese RSP*
- *Japanese Sector Units*
- *Pacific*
- *Pacific Sector Units*

- *Sector Emer. Mkts Units*
- *Sector Global Units*
- *Glob. Tech. Units*
- *Sec. Glob. Tele. Units*

CIBC PLACEMENTS

- *Talvest Asian*
- *Talvest China Plus*
- *Talvest China Plus RSP*
- *Talvest Global Asset Alloc.*
- *Talvest Global Equity*
- *Talvest Global Multi-Man. RSP*
- *Talvest Global RRSP*
- *Talvest Global S & RSP*
- *Talvest Global Small Cap*

INVESTORS GROUP FUNDS

- *Asian Growth Fund*
- *IG AGF Int'l Equity*
- *Scudder European Growth*
- *Templeton Int'l Equity*
- *Templeton World Allocation*
- *Investors European Grth*
- *Inves. European Mid Cap*
- *Investors Global*
- *Investors Japanese Growth*
- *Inves. Pacific Int'l Ci S A*
- *Investors Pacific Int'l*
- *Inves. Pan Asian Growth*
- *Inves. World Growth Port*

FRANKLIN TEMPLETON FUNDS

- *Temp. Global Growth*
- *Franklin Japan Tax Class*
- *Temp. Emerging Mkt*
- *Temp. Global Smaller*
- *Templeton Int'l Stock*
- *Templeton Int'l Stock Class*

IDENTIFY as follows the principals questions that will be collectively adjudicated upon:

Did the Defendants know or should they have known the weakness caused by the sole daily evaluation of the units of the said funds?

(b) Did Defendants know or should they have known about the practice of the *Market timing* or parasitism in the said funds?

(c) Did Defendants know or should they have known the impact of *Market timing* on the performance of said funds?

(d) Did Defendants know or should they have known of means available to them to prevent the *Market timing* in the said funds?

(e) Did Defendants permit or fail to prevent the *Market timing* in the said funds?

(f) Did Defendants fail their fiduciary obligations towards the members of the Group during the relevant period?

(g) Did the *Market timing* practice in the said funds dilute the performance of the units of the said funds owned by the members of the Group?

IDENTIFY as follows the seeked conclusions pertaining to these questions;

GRANT the present legal action;

GRANT the class action for all the members of the group;

CONDEMN Defendants to indemnify each of the member of the group for all loss incurred on the performance of their unit shares in the relevant funds as a direct consequence of Defendants' conduct;

ORDER Defendants not to raise their management fees, whatever they are, for a duration of two (2) years following the judgment to be rendered;

ORDER direct and collective recovery of these sums;

THE WHOLE with costs, including the costs of notices and experts;

DECLARE that unless they have opted out, the members of the Group will be bound by any judgment to be rendered on the present recourse;

SET the period for exclusion to thirty (30) days following the notice to members, after which delay the members of the Group who will not have opted out will be bound by any judgment to intervene;

ORDER the publication, at the latest thirty (30) days after the date of the judgment, of a notice to members published in the following matter:

"A notice to be published once in the Journal de LA PRESSE, LE SOLEIL, THE GAZETTE and THE GLOBE AND MAIL"

"A notice on the web site of each of the Defendants for a period of 6) days after the judgment;

REFER the judgment to the Chief Justice to determine the district where the class action will be exercised and to designate any judge that will hear the class action;

ORDER to the Greffier Spécial of this Court, should present class action be instituted in another district to transfer said file to the Greffier Spécial of this other district after the Chief Justice decision has been rendered;

THE WHOLE with costs, including the notices fees and expert fees.

MONTREAL, OCTOBER 25, 2004

SYLVESTRE, CHARBONNEAU, FAFARD
Attorneys of Petitioner

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40-33

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 01 2004
WASH. D.C. 183

October 25, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), A I M Management Group Inc. and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

S:\srr\Litigation\Bendix v AIM\Corr\L-102504SEC.doc
102504 (1) vxv

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, A I M Management Group Inc. and the following persons, a copy of **Agreed Stipulation for Extension of Time for Defendants to Respond to Original Complaint** in *Richard Tim Boyce v. A I M Management Group Inc., et al., Kehlbeck Trust v. A I M Management Group Inc., Robert P. Apu, et al. v. A I M Management Group Inc., et al.*, and *Harvey R. Bendix, et al. v. A I M Management Group Inc.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund

AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Bendix v AIM\Corr\L-102504SEC.doc
102504 (1) vxv

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Plaintiff,	§ § §	
vs.	§	CIVIL ACTION NO. H-04-2587
A I M MANAGEMENT GROUP, INC., et al., Defendants.	§ § §	

AGREED STIPULATION FOR EXTENSION OF TIME FOR DEFENDANTS TO RESPOND TO ORIGINAL COMPLAINT

IT IS HEREBY STIPULATED AND AGREED, by and between the undersigned counsel for the parties, that:

1. Defendants in the above-captioned action (the "Action") shall not be required to answer or to otherwise respond to, and are hereby expressly relieved from answering or otherwise responding to, the complaint in the Action, except as described below.

2. Whereas Plaintiff anticipates filing an amended complaint, the Defendants shall not be required to move, answer or otherwise respond to the amended complaint until forty-five (45) days after the service of the amended complaint in this action or an amended consolidated complaint, should this matter be consolidated with other proceedings by the Court.

By: /s/ by permission CSK
Thomas E. Bilek
State Bar No. 02313525
HOEFFNER & BILEK, LLP
440 Louisiana St., Suite 720
Houston, Texas 77002
Telephone: (713) 227-7720
Facsimile: (713) 227-9404

- and -

Marc A. Topaz
Richard A. Maniskas
SCHIFFIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

COUNSEL FOR PLAINTIFF

By: /s/ by permission CSK

Paul D. Flack
State Bar No. 00786930
NICKENS KEETON LAWLESS
FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Telephone: (713) 571-9191
Facsimile: (713) 571-9652

COUNSEL FOR DEFENDANTS FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, and LOUIS S. SKLAR

By: /s/

Charles S. Kelley
Texas SBA #11199580
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Telephone: (713) 547-9634
Facsimile: (713) 632-1834

- and -

Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Telephone: (713) 751-5268
Facsimile: (713) 750-0903

- and -

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

COUNSEL FOR DEFENDANTS A I M MANAGEMENT GROUP, INC., INVESCO FUNDS GROUP, INC., A I M INVESTMENT SERVICES, INC., A I M ADVISORS, INC., ROBERT H. GRAHAM, and MARK H. WILLIAMSON

IT IS SO ORDERED on this _______ day of ____________________, 2004.

____
UNITED STATES DISTRICT JUDGE

CERTIFICATE OF SERVICE

I hereby certify that on this 21st day of October, 2004, a copy of the foregoing was sent to all counsel of record via first class mail, properly addressed as follows:

Thomas E. Bilek
HOEFFNER & BILEK, LLP
440 Louisiana St., Suite 720
Houston, Texas 77002
Facsimile: (713) 227-9404

Mark A. Topaz
Richard A. Maniskas
SCHIFFIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Balla Cynwyd, PA 19004
Facsimile: (610) 667-7056

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Facsimile: (713) 571-9652

Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Facsimile: (713) 750-0903

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Facsimile: (212) 575-6560

/s/
Charles S. Kelley

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK, TTEES,	§	
Plaintiffs,	§	
vs.	§	CIVIL ACTION NO. H-04-2802
A I M MANAGEMENT GROUP, INC., et al.,	§	
Defendants.	§	

AGREED STIPULATION FOR EXTENSION OF TIME FOR DEFENDANTS TO RESPOND TO ORIGINAL COMPLAINT

IT IS HEREBY STIPULATED AND AGREED, by and between the undersigned counsel for the parties, that:

1. Defendants in the above-captioned action (the "Action") shall not be required to answer or to otherwise respond to, and are hereby expressly relieved from answering or otherwise responding to, the complaint in the Action, except as described below.

2. Whereas Plaintiffs anticipate filing an amended complaint, the Defendants shall not be required to move, answer or otherwise respond to the amended complaint until forty-five (45) days after the service of the amended complaint in this action or an amended consolidated complaint, should this matter be consolidated with other proceedings by the Court.

By: /s/ by permission CSK
Thomas E. Bilek
State Bar No. 02313525
HOEFFNER & BILEK, LLP
440 Louisiana St., Suite 720
Houston, Texas 77002
Telephone: (713) 227-7720
Facsimile: (713) 227-9404
- and -
Jules Brody
Aaron Brody
STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022
- and -
Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

COUNSEL FOR PLAINTIFFS

By: /s/ by permission CSK
Paul D. Flack
State Bar No. 00786930
NICKENS KEETON LAWLESS
FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Telephone: (713) 571-9191
Facsimile: (713) 571-9652

COUNSEL FOR DEFENDANTS FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, and LOUIS S. SKLAR

By: /s/
Charles S. Kelley
Texas SBA #11199580

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Telephone: (713) 547-9634
Facsimile: (713) 632-1834
- and -
Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Telephone: (713) 751-5268
Facsimile: (713) 750-0903
- and -
Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

COUNSEL FOR DEFENDANTS A I M MANAGEMENT GROUP, INC., INVESCO FUNDS GROUP, INC., A I M INVESTMENT SERVICES, INC., A I M ADVISORS, INC., ROBERT H. GRAHAM, and MARK H. WILLIAMSON

IT IS SO ORDERED on this _______ day of ____________________, 2004.

____
UNITED STATES DISTRICT JUDGE

CERTIFICATE OF SERVICE

I hereby certify that on this 21st day of October, 2004, a copy of the foregoing was sent to all counsel of record via first class mail, properly addressed as follows:

Thomas E. Bilek
HOEFFNER & BILEK, LLP
440 Louisiana St., Suite 720
Houston, Texas 77002
Facsimile: (713) 227-9404

Jules Brody
Aaron Brody
STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017
Facsimile: (212) 490-2022

Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue
New York, New York 10176
Facsimile: (212) 682-3010

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Facsimile: (713) 571-9652

Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Facsimile: (713) 750-0903

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Facsimile: (212) 575-6560

/s/
Charles S. Kelley

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

ROBERT P. APU, SUZANNE K. APU, ET AL., Individually and on behalf of all others similarly situated,	§ § §	
Plaintiffs,	§ §	
vs.	§	CIVIL ACTION NO. H-04-2884
A I M MANAGEMENT GROUP, INC., et al.,	§ § §	
Defendants.	§	

AGREED STIPULATION FOR EXTENSION OF TIME FOR DEFENDANTS TO RESPOND TO ORIGINAL COMPLAINT

IT IS HEREBY STIPULATED AND AGREED, by and between the undersigned counsel for the parties, that:

1. Defendants in the above-captioned action (the "Action") shall not be required to answer or to otherwise respond to, and are hereby expressly relieved from answering or otherwise responding to, the complaint in the Action, except as described below.

2. Whereas Plaintiffs anticipate filing an amended complaint, the Defendants shall not be required to move, answer or otherwise respond to the amended complaint until forty-five (45) days after the service of the amended complaint in this action or an amended consolidated complaint, should this matter be consolidated with other proceedings by the Court.

By: /s/
Thomas E. Bilek
State Bar No. 02313525
HOEFFNER & BILEK, LLP
440 Louisiana St., Suite 720
Houston, Texas 77002
Telephone: (713) 227-7720
Facsimile: (713) 227-9404
- and -
Jules Brody
Aaron Brody
STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022
- and -
Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

COUNSEL FOR PLAINTIFFS

By: /s/ by permission CSK
Paul D. Flack
State Bar No. 00786930
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Telephone: (713) 571-9191
Facsimile: (713) 571-9652

COUNSEL FOR DEFENDANTS FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, and LOUIS S. SKLAR

By: /s/
Charles S. Kelley
Texas SBA #11199580

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Telephone: (713) 547-9634
Facsimile: (713) 632-1834
- and -
Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Telephone: (713) 751-5268
Facsimile: (713) 750-0903
- and -
Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

COUNSEL FOR DEFENDANTS A I M MANAGEMENT GROUP, INC., INVESCO FUNDS GROUP, INC., A I M INVESTMENT SERVICES, INC., A I M ADVISORS, INC., ROBERT H. GRAHAM, and MARK H. WILLIAMSON

IT IS SO ORDERED on this ______ day of __________________, 2004.

____
UNITED STATES DISTRICT JUDGE

CERTIFICATE OF SERVICE

I hereby certify that on this 21st day of October, 2004, a copy of the foregoing was sent to all counsel of record via first class mail, properly addressed as follows:

Thomas E. Bilek
HOEFFNER & BILEK, LLP
440 Louisiana St., Suite 720
Houston, Texas 77002
Facsimile: (713) 227-9404

Jules Brody
Aaron Brody
STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017
Facsimile: (212) 490-2022

Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue
New York, New York 10176
Facsimile: (212) 682-3010

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Facsimile: (713) 571-9652

Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Facsimile: (713) 750-0903

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Facsimile: (212) 575-6560

/s/
Charles S. Kelley

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

HARVEY R. BENDIX, et al.,	§	
	§	
Plaintiffs,	§	
	§	
vs.	§	CIVIL ACTION NO. H-04-3030
	§	
A I M MANAGEMENT GROUP, INC., et al.,	§	
	§	
Defendants.	§	

AGREED STIPULATION FOR EXTENSION OF TIME FOR DEFENDANTS TO RESPOND TO ORIGINAL COMPLAINT

IT IS HEREBY STIPULATED AND AGREED, by and between the undersigned counsel for the parties, that:

1. Defendants in the above-captioned action (the "Action") shall not be required to answer or to otherwise respond to, and are hereby expressly relieved from answering or otherwise responding to, the complaint in the Action, except as described below.

2. Whereas Plaintiffs anticipate filing an amended complaint, the Defendants shall not be required to move, answer or otherwise respond to the amended complaint until forty-five (45) days after the service of the amended complaint in this action or an amended consolidated complaint, should this matter be consolidated with other proceedings by the Court.

By:______________________________

Thomas E. Bilek
State Bar No. 02313525
HOEFFNER & BILEK, LLP
440 Louisiana St., Suite 720
Houston, Texas 77002
Telephone: (713) 227-7720
Facsimile: (713) 227-9404
- and -
Jules Brody
Aaron Brody
STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022
- and -
Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

COUNSEL FOR PLAINTIFFS

By: /s/ by permission CSK

Paul D. Flack
State Bar No. 00786930
NICKENS KEETON LAWLESS
FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Telephone: (713) 571-9191
Facsimile: (713) 571-9652

COUNSEL FOR DEFENDANTS FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, and LOUIS S. SKLAR

By: /s/
Charles S. Kelley
Texas SBA #11199580

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Telephone: (713) 547-9634
Facsimile: (713) 632-1834
- and -
Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Telephone: (713) 751-5268
Facsimile: (713) 750-0903
- and -
Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

COUNSEL FOR DEFENDANTS A I M MANAGEMENT GROUP, INC., INVESCO FUNDS GROUP, INC., A I M INVESTMENT SERVICES, INC., A I M ADVISORS, INC., ROBERT H. GRAHAM, and MARK H. WILLIAMSON

IT IS SO ORDERED on this _______ day of ____________________, 2004.

____
UNITED STATES DISTRICT JUDGE

CERTIFICATE OF SERVICE

I hereby certify that on this 21st day of October, 2004, a copy of the foregoing was sent to all counsel of record via first class mail, properly addressed as follows:

Thomas E. Bilek
HOEFFNER & BILEK, LLP
440 Louisiana St., Suite 720
Houston, Texas 77002
Facsimile: (713) 227-9404

Jules Brody
Aaron Brody
STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017
Facsimile: (212) 490-2022

Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue
New York, New York 10176
Facsimile: (212) 682-3010

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Facsimile: (713) 571-9652

Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Facsimile: (713) 750-0903

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Facsimile: (212) 575-6560

/s/
Charles S. Kelley